FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                           For the month of July, 2005

                                HSBC Holdings plc

                              42nd Floor, 8 Canada
                         Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)





                    SALE OF FRAMLINGTON GROUP LIMITED TO AXA

Framlington Holdings Limited (FHL), which is 51 per cent indirectly owned by HSBC Holdings plc and 49 per cent indirectly owned by Comerica Incorporated, has agreed to sell its 90.8 per cent stake in London-based asset manager Framlington Group Limited (FGL) to AXA Investment Managers SA (AXA IM).

To acquire FHL's 90.8 per cent of Framlington Group, AXA IM will pay a consideration of GBP178.3 million in cash plus a potential net asset adjustment. Those same terms are being offered by AXA IM to the remaining shareholders in FGL, the majority of whom are directors and employees. Completion of the deal is subject to certain conditions including regulatory approval.

FGL was established in 1969 and manages investments for unit trust, PEP and ISA investors as well as pension funds, charities, investment trusts and institutions. At 30 June 2005, Framlington had over GBP4.5billion in assets under management.

AXA IM is a member of the AXA Group.

Notes to editors:

1. The HSBC Group
Serving over 110 million customers worldwide, the HSBC Group has over 9,800 offices in 77 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,277 billion at 31 December 2004, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

2. Comerica Incorporated
Comerica Incorporated (NYSE: CMA) is a financial services company headquartered in Detroit, strategically aligned into the Business Bank, Small Business & Personal Financial Services, and Wealth & Institutional Management. Comerica focuses on relationships, and helping businesses and people be successful. Comerica reported total assets of $53.5 billion at March 31, 2005.

3. AXA Group
AXA is a leader in Financial Protection, a business that involves offering its customers - individuals as well as small, mid-sized and large businesses - a wide range of products and services that meet their insurance, protection, savings, retirement and financial planning needs throughout their lives. AXA reported assets under management totalling EUR827 billion at June 30, 2004, net revenues of EUR37 billion and underlying earnings of EUR1.436 billion for first-half 2004.

4. AXA Investment Managers (AXA IM)
AXA IM is a multi-specialist asset management company within the AXA Group, a world leader in financial protection and wealth management. AXA IM is one of the largest European-based asset managers with approximately EUR382.4 billion*** under management. AXA IM employs over 2,100 people*** and serves clients in thirteen countries. ***Source: AXA IM as at 30th June 2005




                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  28 July 2005